Ligand Pharmaceuticals Incorporated
3911 Sorrento Valley Boulevard, Suite110
San Diego, California 92121

January 6, 2021

VIA EDGAR
Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington D.C. 20549

Re:    Ligand Pharmaceuticals Incorporated (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-33093

This letter represents the Company’s response to the Staff’s comment letter dated December 23, 2020. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and the Company’s response for each item below.

Form 10-K for the Year Ended December 31, 2019
General

1. We note that Article IX, Section 7 of your Third Amended and Restated Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." In future filings, please prominently describe the provision, including the relevant forum for litigation and any subject matter jurisdiction carve out, and whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision and include risk factor disclosure of the risks to investors, such as the increased costs to bring a claim and that the provision may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Further, if the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Ligand Response:

In response to the Staff’s comment, the Company will add the following risk factor in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (“2020 Form 10-K”), and similar Choice of Forum disclosure in the Description of Capital Stock exhibit to such Form 10-K, and other future filings where applicable:

“Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of Delaware or our amended and restated certificate of incorporation or amended and restated bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. The choice of forum provisions in our amended and restated bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. By agreeing to these provisions, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.”

Form 10-K for the Year Ended December 31, 2019
Management’s Discussion and Analysis, page 40

2. We note the significant increase in your research and development expenses from $28 million in 2018 to $56 million in 2019 as well as that these costs represented approximately 44% of your total operating costs in 2019. In this regard, please provide more detail regarding your research and development expenses for each period presented, including but not limited to by program as well as by the nature of the expenses. To the extent that you do not track expenses by program, please disclose as such. In addition, you disclose that research and development expenses increased year over year in 2019 due to the timing of internal development costs, the Vernalis acquisition, and the amortization of other economic rights during 2019. Please quantify the impact of each significant factor that led to the significant increase in these expenses. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Financial Reporting Codification.

Ligand Response:

The Company respectfully acknowledges the Staff’s comment and will enhance the disclosure in its future filings beginning with the 2020 Form 10-K, to address in more detail the research and development expenses for each period presented. The Company advises the Staff that it does not track research and development (R&D) expenses by program. However, the Company will discuss trends relating to changes in R&D expenses in response to the Staff’s comment. As an example, the Company proposes to add the following additional disclosure in the 2020 Form 10-K:

“At any one time, we are working on multiple programs. As such, we generally do not track our R&D costs on a specific program basis. Our R&D costs increased year over year in 2019 due to a full year as compared to a partial year of costs associated with our 2018 acquisition of Vernalis, primarily salaries and lab costs associated with Vernalis personnel ($8.3 million) and amortization of other economic rights, primarily consisting of economic rights acquired from Palvella in December 2018 ($7.5 million) and from Novan in February 2019 ($12.0 million).”

Form 10-K for the Year Ended December 31, 2019
Financial Statements
Note 11. Income Taxes page 82

3. We note that the deferred tax asset recorded for net operating loss carryforwards increased from $57 million at December 31, 2018 to $151 million at December 31, 2019 and the valuation allowance recorded on your deferred tax assets also increased from $4 million at December 31, 2018 to $141 million at December 31, 2019. Correspondingly, the net deferred tax assets recorded decreased from $98 million at December 31, 2018 to $43 million at December 31, 2019. We also note that the disclosures in your Form 10-K for the year ended December 31, 2019 refer to approximately $714 million of non-U.S. net operating loss carryovers and $15 million of non-U.S. capital loss carryovers for which you have recorded a full valuation allowance. It does not appear that your Form 10-K for the year ended December 31, 2018 includes disclosures regarding these non-U.S. tax attributes. In this regard, please expand your disclosures to address the following:

• Please disclose what led to the significant increases in the amounts of the deferred tax asset related to net operating losses as well as the valuation allowance recorded; and
• Given your disclosures elsewhere do not indicate that you had significant foreign operations in 2019, please clarify what activity in 2019 led to the $714 million of non-U.S. net operating loss carryovers and approximately $15 million of non-U.S. capital loss carryovers as of December 31, 2019, including if it was related to a specific acquisition.

Refer to ASC 740-10-50-2 and 50-14.

Ligand Response:

The Company respectfully advises the Staff that the increase in deferred tax asset related to net operating losses as well as the valuation allowance recorded is attributable to its acquisition of Vernalis, in October of 2018. The estimated fair values of assets acquired and liabilities assumed, including deferred tax assets and liabilities, were provisional as of December 31, 2018 as the accounting for these amounts fell within the measurement period adjustments in accordance with ASC 805-10. In 2019, the Company finalized the measurement of the acquired Vernalis deferred tax assets which mainly comprised acquired foreign net operating loss carryforwards. As part of its fair value assessment of acquired assets, the Company concluded that it was more likely than not that the benefit from the acquired foreign net operating loss carryforwards will not be realized. In recognition of this risk, the Company provided a full valuation allowance on the deferred tax assets related to these foreign net operating loss carryforwards. The Company will provide additional disclosure in its 2020 Form 10-K footnotes on the foreign net operating loss carryforwards related to its acquisition of Vernalis.

* * *
We appreciate the time that you have taken to review our public filings. Please contact me at (858) 550-7590 if you have any questions.

Sincerely,

/s/ Matthew E. Korenberg

Matthew E. Korenberg
Chief Financial Officer

cc:    Chad Whitehead, Ernst & Young LLP
    Matthew T. Bush, Latham & Watkins LLP

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